UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*


SUNSET FINANCIAL RESOURCES, INC
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
867708109
(CUSIP number)
Thomas B. Akin
Talkot Capital, LLC
2400 Bridgeway, Suite 300
Sausalito, CA 94965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Thomas Bruce Akin
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)	 / /
                                                                (b)      /x/
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*

  	PF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)			                 / /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
-----------------------------------------------------------------------------
NUMBER OF            7 	SOLE VOTING POWER
SHARES                  527,800
BENEFICIALLY         --------------------------------------------------------
OWNED BY             8	SHARED VOTING POWER
EACH                    789,500
REPORTING            --------------------------------------------------------
PERSON               9	SOLE DISPOSITIVE POWER
WITH                    527,800
                     --------------------------------------------------------
                     10	SHARED DISPOSITIVE POWER
                        789,500
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        527,800
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                                 / /
-----------------------------------------------------------------------------
13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.05%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

	IN



1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Talkot Crossover Fund, L.P.
-----------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   / /
                                                                   (b)   /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS*

  	GF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)	                                 / /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
-----------------------------------------------------------------------------
NUMBER OF           7 	SOLE VOTING POWER
SHARES                  -0-
BENEFICIALLY        ---------------------------------------------------------
OWNED BY            8	SHARED VOTING POWER
EACH                    -0-
REPORTING           ---------------------------------------------------------
PERSON              9	SOLE DISPOSITIVE POWER
WITH                    -0-
                    ---------------------------------------------------------
                    10	SHARED DISPOSITIVE POWER
                        -0-
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   	PERSON

        261,700
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                   	      /  /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.50%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

  	GR



This amendment amends and supplements Schedule 13D, of Thomas B.
Akin and Talkot Crossover Fund, L.P. dated March 15, 2005 and filed on March 16, 2005 with the Securities and Exchange Commission ("SEC"). Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.


ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Sunset Financial Resources, Inc. ("SFO"). The principal executive office of SFO is located at 10245 Centurion Parkway, Third Floor, Jacksonville, Florida 32256.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

The names of the persons filing this statement are Thomas Bruce Akin (Thomas
Akin), and the Talkot Crossover Fund (the Fund).

     (a) The names of the persons filing this statement are Thomas Bruce Akin ("Thomas Akin"), Talkot Crossover Fund, L.P. ("the Fund"), (collectively, the "Filers").

     (b) The address of the filers is 10 Via El Verano, Tiburon, CA 94920. The Talkot Crossover Fund, L.P. is located at 2400 Bridgeway, Suite 300, Sausalito, CA 94965.

     (c) Thomas Akin is the Managing General Partner of the Talkot Crossover Fund, L.P. which is located at 2400 Bridgeway, Suite 300, Sausalito, CA 94965.

     (d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Filers who are natural persons are citizens of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser         Source of Funds         Amount

Thomas Akin             PF                $5,458,202
The Fund                GF                $2,867,500


ITEM 4. PURPOSE OF TRANSACTION.

The Filers have acquired the Stock primarily for investment. The Filers feel SFO to be a significantly undervalued asset with increasing earnings and dividend capability. The Filers intend to review continuously their options with respect to their investment in the Stock and expressly reserve their right to (a) purchase additional shares of the Stock; (b) dispose of all or part of their holdings of the Stock by public or private sales or otherwise, at such prices and on such terms as they may deem advisable; or (c) take such other action with respect to their investment in the Stock as they may deem appropriate, including meeting or consulting with the management or the Board of Directors of SFO to discuss SFO's assets, corporate structure, dividend policies, capital operations, properties management and personnel or potential extraordinary transactions such as a merger, reorganization or liquidation of SFO or any of its assets or subsidiaries, and contacting other stockholders of SFO to discuss corporate strategy on any of the foregoing matters.

Except as set forth above, the Filers have no present plans or proposals that would result in or relate to any of the transactions described in Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)    Aggregate number and percentage of securities beneficially owned:

Thomas Akin is the direct beneficial owner of 527,800 shares of Common Stock, representing approximately 5.05% of Sunset Financial Resources, Inc. Common Stock based upon 10,450,000 shares outstanding per Sunset's 10-K dated December 31, 2004.

Talkot Crossover Fund, L.P. is the direct beneficial owner of 261,700 shares of Common Stock, representing approximately 2.50% of Sunset Financial Resources, Inc. Common Stock based upon 10,450,000 shares outstanding per Sunset's
10-K dated December 31, 2004.

By virtue of the relationship between Mr. Akin and the Fund described in Item 2, Mr. Akin may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund. Mr. Akin and The Fund own collectively 789,500 shares representing approximately 7.55% of shares outstanding.

(b)	The beneficial ownership of the Stock of the persons named in Item 2 of
  	this statement is as follows at the date hereof:

                    Aggregate
                    Beneficially
                    Owned               Voting Power         Dispositive Power
Name                Number      Percent Sole     Shared      Sole     Shared

Thomas Akin         527,800     5.05%   527,800  789,500     527,800  789,500
The Fund            261,700     2.50%   -0-	 -0-	     -0-      -0-


(c)	Transactions effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less:


                 Purchase               Amount of       Price Per
Name             or Sale    Date        Common Stock    Share ($)


The Fund	     P      03/24/05	48,800	        $ 9.51100




ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Thomas Akin is the Managing General Partner of the Fund. As such, he has the power to vote the Stock held by such persons and to direct the receipt of dividends from, or the proceeds from the sale of, the Stock held by such persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 1, 2005



/s/ Thomas Bruce Akin
Thomas Bruce Akin



TALKOT CROSSOVER FUND, L.P.




By:  /s/  Thomas Bruce Akin
Thomas Bruce Akin, Managing General Partner